Signed and page numbered in accordance with Rule 0-3(b). Page 1 of 7.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                            AW Computer Systems, Inc.
                                (Name of Issuer)

                              Class A Common Shares
                         (Title of Class of Securities)

                                    002448108
                                 (CUSIP Number)

                               Peter J. DeAngelis
     c/o PDA Associates, Inc., P.O. Box 284, Ironia, NJ 07845 (201) 543-4002 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                December 2, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for the parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

       Signed and page numbered in accordance with Rule 0-3(b). Page 2 of 7.

CUSIP NO.002448108

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
         Peter J. DeAngelis

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            [   ](a)
                                                            [   ](b)

3.       SEC USE ONLY:

4.       SOURCE OF FUNDS:
         OO, PF

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): [ ]
6.       CITIZENSHIP OR PLACE OF ORGANIZATION:
         USA

                                        7.       SOLE VOTING POWER:
                                                       660,400*
              NUMBER OF
                SHARES                   8.      SHARED VOTING POWER:
             BENEFICIALLY                              None
               OWNED BY
                 EACH                    9.      SOLE DISPOSITIVE POWER
              REPORTING                                660,400*
                PERSON
                 WITH                   10.      SHARED DISPOSITIVE POWER
                                                       None

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         660,400*

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
         [   ]*

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT OF ROW (11):
         9.2%*

14.      TYPE OF REPORTING PERSON:
         IN

* Includes 50,500 Common Shares and warrants to purchase 106,900 Common Shares held by Margaret O. DeAngelis, the spouse of Peter J. DeAngelis, as to which shares and warrants Peter DeAngelis disclaims beneficial ownership.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING
           EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     Signed and page numbered in accordance with Rule 0-3(b). Page 3 of 7.

                         AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 2 to Schedule 13D relates to the Class A Common Shares, $.01 par value (the "Common Shares"), of AW Computer Systems, Inc. (the "Issuer"), a New Jersey corporation whose principal executive offices are located at 9000A Commerce Parkway, Mount Laurel, New Jersey 08054. This Amendment No. 2 to
Schedule 13D amends Amendment No. 1 to Schedule 13D dated June 27, 1997 and filed with the Securities and Exchange Commission (the "SEC") on or about that date. Amendment No. 1 amends Schedule 13D of Peter DeAngelis, dated April 7, 1997 and filed with the SEC on or about that date, (such schedule, the "Original Schedule.

Item 3.  Source and Amount of Funds or Other Consideration.

         The following table sets forth the sources and amount of funds or other consideration used to pay for the Common Shares and warrants and options to purchase Common Shares listed below:

    Securities                                                Purchase
    Purchased             Date of                            Price or
  (e.g. Shares,          Purchase      Number of               Other                 Source
Options, Warrants)       or Grant     Securities           Consideration            of Funds

Common Shares            11/01/94       37,000              Consulting          Not Applicable
                                                            Services

Warrants(1)              04/27/95       96,000(4)           $ 4,800             Personal Funds

Common Shares(1)         04/27/95       96,000(4)           $48,000             Personal Funds

Options(2)               11/01/96       50,000              Consulting          Not Applicable
                                                            Services

Options(3)               04/07/97       250,000             Consulting          Not Applicable
                                                            Services

Warrants(5)              04/28/97       20,000              $10,000             Personal Funds

Warrants(6)              06/27/97       36,400              $18,200             Cancellation
                                                                                of Debt

Warrants(7)              12/2/97        75,000              $25,000             Personal Funds

         (1) The Warrants and Common Shares were purchased as part of a unit offering consummated in April 1995, each unit consisting of one Common Share and a warrant to purchase one additional Common Share. The purchase price of each unit was $0.55, or an aggregate consideration of $52,800. $0.05 of the purchase price of each unit was separately allocated to the warrants.

         (2) In accordance with the Issuer's October 1992 Stock Option and Grant Plan; the exercise price is $1.00 per share.

         (3)      The exercise price is $0.65 per share.


         (Footnotes continued on next page)

       Signed and page numbered in accordance with Rule 0-3(b). Page 4 of 7.

         (4) Includes 50,500 Common Shares and warrants to purchase 50,500 Common Shares held by Margaret O. DeAngelis, the spouse of the Peter J. DeAngelis, as to which shares and warrants Peter DeAngelis disclaims beneficial ownership.

         (5) In connection with a private placement of units by the Issuer in April 1997, Margaret DeAngelis purchased 100 units, consisting of 100 shares of Series A 10% Redeemable Preferred Stock and related warrants to purchase 20,000 Common Shares at $0.50 per share, for an aggregate purchase price of $10,000. Each unit has a purchase price of $100. The warrants are exercisable commencing on April 28, 1997 and ending on April 27, 1999. These warrants are held by Margaret O. DeAngelis, the spouse of the Peter J. DeAngelis, as to which warrants Peter DeAngelis disclaims beneficial ownership.

         (6) In connection with a private placement of units by the Issuer in June 1997, Margaret DeAngelis purchased 182 units, consisting of 182 shares of Series A 10% Redeemable Preferred Stock and related warrants to purchase 36,400 Common Shares at $0.50 per share, for an aggregate purchase price of $18,200. Each unit has a purchase price of $100. The warrants are exercisable commencing on June 27, 1997 and ending on June 26, 1999. The purchase price for the units was satisfied by the cancellation of certain indebtedness owing by the Issuer to Margaret DeAngelis. In a related transaction, Margaret DeAngelis, certain directors of the Company, and other investors acquired the outstanding indebtedness of the Issuer owed to its commercial lender and, in exchange for reduction of the outstanding indebtedness from $593,000 to $95,000, acquired 3,822 units and a series of promissory notes aggregating $95,000 from the Issuer. These warrants are held by Margaret O. DeAngelis, the spouse of the Peter J. DeAngelis, as to which warrants Peter DeAngelis disclaims beneficial ownership.

         (7) In connection with a private placement of units by the Issuer on December 2, 1997, Peter DeAngelis purchased 250 shares of Series A 10% Redeemable Preferred Stock and related warrants to purchase 75,000 Common Shares at $0.40 per share, for an aggregate purchase price of $25,000. The warrants are exercisable commencing on December 2, 1997 and ending on December 1, 1999.

      Signed and page numbered in accordance with Rule 0-3(b). Page 5 of 7.

Item 5.  Interest in Securities of the Issuer.

         (a) Peter DeAngelis beneficially owns an aggregate of 660,400 Common Shares, or 9.2% of the outstanding Common Shares as of December 2, 1997, including 430,500 Common Shares which Peter DeAngelis has the right to acquire within 60 days pursuant to options and warrants. Included are 50,500 Common Shares and warrants to purchase 106,900 Common Shares held by Margaret O. DeAngelis, the spouse of Peter J. DeAngelis, as to which shares and warrants Peter DeAngelis disclaims beneficial ownership.

         (b) Peter DeAngelis has the sole power to vote or to direct the vote over 660,400 Common Shares and does not share the power to vote or to direct the vote over any Common Shares. Peter DeAngelis has the sole power to dispose or to direct the disposition of 660,400 Common Shares and does not share the power to dispose or to direct the disposition of any Common Shares. Included are 430,500 Common Shares held subject to options and warrants which do not carry any voting rights unless and until such warrants and options are exercised. Also included are 50,500 Common Shares and warrants to purchase 106,900 Common Shares held by Margaret O. DeAngelis, the spouse of Peter J. DeAngelis, as to which shares and warrants Peter DeAngelis disclaims beneficial ownership.

         (c) In connection with a private placement of units by the Issuer on December 1, 1997, Peter DeAngelis purchased 250 shares of Series A 10% Redeemable Preferred Stock and related warrants to purchase 75,000 Common Shares at $0.40 per share, for an aggregate purchase price of $25,000. The warrants are exercisable commencing on December 2, 1997 and ending on December 1, 1999.

                  In connection with a private placement of units by the Issuer in April 1997, Margaret O. DeAngelis purchased 100 units, consisting of 100 shares of Series A 10% Redeemable Preferred Stock and related warrants to purchase 20,000 Common Shares at $0.50 per share, for an aggregate purchase price of $10,000. Each unit has a purchase price of $100. The warrants are exercisable commencing on April 28, 1997 and ending on April 27, 1999. These warrants are held by Margaret O. DeAngelis, the spouse of the Peter J. DeAngelis, as to which warrants Peter DeAngelis disclaims beneficial ownership.

      Signed and page numbered in accordance with Rule 0-3(b). Page 6 of 7.

                  In connection with a private placement of units by the Issuer in June 1997, Margaret O. DeAngelis purchased 182 units, consisting of 182 shares of Series A 10% Redeemable Preferred Stock and related warrants to purchase 36,400 Common Shares at $0.50 per share, for an aggregate purchase price of $18,200. Each unit has a purchase price of $100. The warrants are exercisable commencing on June 27, 1997 and ending on June 26, 1999. The purchase price for the units was satisfied by the cancellation of certain indebtedness owing by the Issuer to Margaret DeAngelis. In a related transaction, Margaret DeAngelis, certain directors of the Company, and other investors acquired the outstanding indebtedness of the Issuer owed to its commercial lender and, in exchange for reduction of the outstanding indebtedness from $593,000 to $95,000, acquired 3,822 units and a series of promissory notes aggregating $95,000 from the Issuer. These warrants are held by Margaret O. DeAngelis, the spouse of the Peter J. DeAngelis, as to which warrants Peter DeAngelis disclaims beneficial ownership.

                  The only transaction involving Common Shares effected by Peter DeAngelis during the past 60 days are the ones reflected above.

         (d)      Not Applicable.

         (e)      Not Applicable.


Item 6.  Contracts, Arrangements, Understandings or Relationships
         With Respect to Securities of the Issuer.

         None.


Item 7.  Material to be Filed as Exhibits.

         None.

     Signed and page numbered in accordance with Rule 0-3(b). Page 7 of 7.

                                    SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date:    December 2, 1997                                  /s/Peter J. DeAngelis
                                                              Peter J. DeAngelis